[Code of Ethics has been extracted from this Manual, where it is the last section -- Section 23]

Investment Research Partners

COMPLIANCE MANUAL

January 14, 2021

Section 23: Code of Ethics

This Code of Ethics (the “Code”) is written so as to be read and understood by each employee of IRP. This Code does not attempt to serve as a comprehensive outline regarding the conduct of employees of the firm, but rather to establish general rules of conduct and procedures applicable to all employees of the firm. Any questions regarding the Code should be referred to the Compliance Officer.

23.1       Statement of General Principles

IRP and its employees owe an overarching fiduciary duty to act in the best interests of the Company’s clients, as well as a duty of honesty, good faith, and fair dealing. It is important that employees avoid any situation that might compromise, or even appear to compromise, their exercise of fully independent judgment in the interests of the firm’s clients.

Employees are required to report promptly to Compliance any violations of the Code. Any exceptions from the Code may only be granted by the Compliance Officer.

23.2       Use and Distribution

This Code is the foundation of IRP’s compliance program. All employees of IRP will receive a copy of this Code, and sign an acknowledgement indicating that they have read, understand, and will abide by the Code. The Code may be revised and/or supplemented from time to time, and it is the responsibility of each employee to ensure they have the most recent edition.

23.3       Outside Activities

All outside activities conducted by an employee which either (i) provide for compensation to the employee; or (ii) involve employment, publication of articles or radio or television appearances, must be approved beforehand by the Compliance Officer.

23.4       Gifts and Entertainment

The acceptance or offering of gifts, entertainment, favors and/or other things of value by any employee may create a conflict of interest for IRP. If the gifts or other things are excessive in amount, they may be deemed a violation of law. The following guidelines are provided to assist in conduct relating to these gifts:

a)	Gifts should be reasonable in terms of value and frequency. No employee may accept a gift larger than $250 ($500 in the aggregate during a calendar year) from any single person or entity that does business with IRP, regardless of capacity. Any gifts over $250 may be made upon the review and permission of the Compliance Officer.
b)	Business entertainment is permissible, and may go beyond the $250/$500 limit stated above. “Entertainment” differs from “gifts” in that the donor is present at the theater/sporting event. Business entertainment must be approved by the Compliance
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Officer. If the same event was approved in a prior instance, the employee need not seek specific approval (e.g. tickets to baseball games need not be approved for each instance).

c)	Gifts or favors should never be solicited.
d)	Employees should never, regardless of amount, accept any gift or favor that would impact employee’s decision making or make the employee feel beholden to the gift giver.
e)	Likewise, employees should not give gifts or favors if the sole intent is to influence the decision making of another person or firm.
f)	All gifts are recorded in the gift log.
g)	If an employee is not sure as to the appropriateness of a gift, the employee should consult with the Compliance Officer.

23.5       Confidentiality

IRP must at all times act to maintain the confidentiality of all Confidential Information in its possession. "Confidential Information" includes (i) proprietary information and (ii) confidential client information.

Proprietary information includes information, analyses, plans, proposals, client lists, prospective client lists, or other ideas and data created or obtained by IRP for business purposes.

Confidential client information includes all information about any client (including the fact that a client relationship even exists) or received from any client or other party with the expectation that the information will be kept confidential and used only for the purposes for which it was disclosed. Confidential information may include not only financial reports, financial plans, projections or business plans, but also the identity of clients, information about client accounts, borrowings or other activities at IRP as well as any internal assessment of the creditworthiness of the client (whether or not such internal assessment is based on confidential information). Confidentiality is imperative regardless of the form the information takes - oral, printed, or electronic. Confidential information is the property of IRP (or the client), should be treated as need to know and cannot be misappropriated by employees for personal benefit or other purposes.

THE NEED TO KNOW means IRP personnel:

a)	should not disclose Confidential Information to any person outside IRP (including family members) except as appropriate in the conduct of the IRP's business
b)	should not disclose Confidential Information to persons within IRP except as appropriate in the conduct of IRP's business; and
c)	should treat Confidential Information with care so as to avoid inadvertent or inappropriate disclosure.

It is important to note that your duty to protect Confidential Information applies even after you leave IRP.

Temporary workers should not (to the extent possible) be entrusted with tasks that involve, or be otherwise exposed to, Confidential Information. All temporary workers or third-party consultants/vendors will be required to sign a confidentiality agreement upon commencing their employment with IRP.

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23.6       Service as an Officer or Director of a Public Company

Without the prior approval of the Compliance Officer, no employee may serve as an officer or director of a for-profit company.

23.7       Disciplinary Matters, Form U-4, Litigation

Each prospective employee and all current employees (annually) will be required to complete a Form U-4, which includes questions related to litigation and criminal history. The form will be maintained as a part of each employee’s permanent file with IRP. Each employee is required to notify Compliance if the responses to any of the items in the Form U-4 change, including address, other names, and of course, disciplinary history, criminal activity and litigation. Even threatened litigation (which includes bankruptcy or foreclosure) should be reported, whether the employee is a plaintiff or a defendant.

23.8        Industry Regulators

The securities industry is highly regulated. Employees should be prepared at all times for visits or other communications from various regulatory authorities, which may include, but are certainly not limited to, the SEC. If any employee is approached by any regulator or any other governmental official (including a prosecutor), the employee must immediately notify the Compliance Officer. This does not mean that employees are prohibited from lawfully communicating, other than on behalf of IRP, with any U.S. governmental or regulatory body regarding a possible violation of any fair employment practices law. All employees have the right to contact such agencies for any such purpose.

If an employee is approached by a regulatory or other government official who requests documents, the individual should be referred to the Compliance Officer. Under no circumstances should any documents be released without the prior approval of the Compliance Officer.

23.9       Discussions with the Media

In order to avoid having any communication with the media misconstrued as promoting the business of IRP or deemed to be advertising under the various securities laws, it is the policy of IRP that no communications should occur with the press or other news media without first notifying the Compliance Officer and receiving approval.

At times, employees may speak at events where the media are present. The following should be used as general guidelines:

a)	Do not discuss performance of any client account, the firm’s accounts in general, or any specific investment decision made on behalf of a client.
b)	If you are asked a question about a specific security, steer the response toward the sector in general, and away from the specific security. Do not indicate if you would buy or sell that security.
c)	Do not comment on IPOs.
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d)	Do not comment on securities in your personal accounts.
e)	Do not give stock price or earnings projections.

23.10       Customer Complaints

Complaints are defined as any statement by any client or a person acting on a client’s behalf, alleging a grievance in connection with her/her accounts at IRP.

When a complaint is received, it should be directed to the Compliance Officer. The Compliance Officer will determine if the client is actually alleging a grievance or is instead merely asking questions or seeking information. All complaints should be documented thoroughly, and resolved promptly and fairly.

Records of all complaints will be maintained by Compliance.

23.11       Political Contributions

Generally, “pay-to-play” refers to various arrangements by which investment advisers may seek to influence the award of advisory business by making or soliciting political contributions to the government officials charged with awarding such business. In response to such activities the SEC adopted the Pay-to-Play Rule. Employees must notify the Compliance Officer when making either:

a)	contributions of $350 or more per election, for any election in which that employee is entitled to vote; or,
b)	contributions of $150 or more per election, per for any election in which the employee is not entitled to vote.

Any contributions higher than these thresholds per election must be reported, as there may be connections to the intended recipient that may violate the law or this Code. If the Compliance Officer determines that such a relationship exists, the employee will not be permitted to make the contribution.

23.12       Personal Trading

Each employee is required to identify to the Compliance Officer within 10 days of the employee’s hire date, and thereafter at least annually, all brokerage accounts over which they have trading authority, as well as all brokerage accounts over which anyone in their household has trading authority. Statements provided to the Compliance Officer upon hire should be current as of a date no more than 45 days prior to the employees hire date. Each employee shall arrange for duplicate copies of all brokerage statements and confirms to be sent to the Compliance Officer.

IRP has a Restricted List, which is a list of securities in which employees and their household members may not trade. Employees should regularly review the Restricted List. Compliance will review the Restricted List at least quarterly to confirm no additions or deletions should be made. Employees with material, non-public information about a company must

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immediately report it to Compliance. When in doubt as to whether the information is material non-public information, report it and Compliance will make a determination.

Prior Approval For Trades. All purchases or sales of securities require the prior approval of the Compliance Officer. You may make your notification by email. Transactions covered by this policy include all purchases or sales by you, your spouse, children under the age of 21 whether or not living at home, other dependent and any other persons living at your home whether legally related to you or not and other transactions in accounts over which you have or share actual or potential control in making investment decisions or recommendation. The pre-approval requirement applies whether or not a transaction is done through an employee or employee related account and extends to all securities, whether listed or over-the-counter. Purchases and sale of limited partnership and limited liability company interests or any other interests that are securities, whether or not registered with the SEC, require prior approval. If you are not sure what a security is, contact the Compliance Officer.

Exceptions to Prior Approval Rule. Purchases and sales of open-end mutual funds, U.S. Treasuries and Agencies, Municipal Bonds, Unit Investment Trusts, and dividend reinvestment plan transactions do not require prior approval.

Duration of Approval. Approval is valid for execution by the end of the business day following the approval date. If the trade is not executed by that time, a new approval is required.

Never Trade with Inside Information: Under no circumstances may you purchase or sell securities while in the possession of material, nonpublic information regarding the security or its issuer. The fact that you may have received trade pre-approval does not absolve you from responsibility if you traded while in possession of such information. Insider trading is a serious criminal offense. IF YOU ARE NOT SURE WHETHER OR NOT THE INFORMATION YOU HAVE IS MATERIAL NONPUBLIC INFORMATION OR INSIDE INFORMATION CONTACT THE CCO.

Sanctions. The Compliance Officer or a designee shall review all personal trading activity of all employees. If the Compliance Officer identifies a violation of this Code or actual or potential conflicts of interest (even if discovered after-the-fact because certain facts were not disclosed) it will result in the imposition of disciplinary sanctions, which may include termination of employment, without any prior warning.

Important Reminders

You may not buy new issues in registered public offerings even when IRP is not involved in the offering.

Your trading should be for investment purposes and not for short-term trading profits. You are expected to devote your workday to IRP’s business, not to managing your personal trading. You should not create a high degree of financial risk to yourself in your personal trading.

Unless specifically approved in writing by Compliance, you may not purchase or sell securities on IRP’s "Restricted List".

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You may not buy or sell securities using your knowledge of IRP’s, a client's, or investor’s trading plans.

You may not buy or sell securities ahead of a client. This is referred to as “front running”.

If you have any questions on how these policies and procedures work or what you can or cannot do, contact the Compliance Officer.

23.13       Recordkeeping

IRP maintains the following books and records specifically for the Code of Ethics:

a)	A copy of the Code that was in effect during the past five years;
b)	A record of each violation of the Code and the action taken;
c)	A copy of each report made (e.g., account statements, trade confirmations);
d)	A record of all persons during the past five years who were required to file reports; and
e)	A record of any decision and the reasons supporting a decision to approve a purchase of a security.

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